UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Milestone Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

59935V107

(CUSIP Number)

Gilbert Li

Alta Fundamental Advisers LLC

1500 Broadway, Suite 704

New York, NY 10036

(212) 319-1778

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Alta Fundamental Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,671,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,671,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,671,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO, IA

1	NAME OF REPORTING PERSON

Gilbert Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,671,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,671,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,671,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

1	NAME OF REPORTING PERSON

Jeremy Carton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,671,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,671,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,671,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, no par value (the “Shares”), of Milestone Pharmaceuticals Inc., a corporation incorporated under the Business Corporations Act (Québec) (the “Issuer”). The address of the principal executive offices of the Issuer is 1111 Dr. Frederik-Philips Boulevard, Suite 420, Montréal, Québec CA H4M 2X6.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Alta Fundamental Advisers LLC, a Delaware limited liability company (“Alta Advisers”), as the investment adviser to certain private funds and managed accounts;
(ii)	Gilbert Li, as managing member of Alta Advisers; and
(iii)	Jeremy Carton, as managing member of Alta Advisers.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Alta Advisers and Messrs. Li and Carton is 1500 Broadway, Suite 704, New York, NY 10036.

(c)       The principal business of Alta Advisers is serving as the investment adviser to certain private funds and managed accounts. The principal business of each of Messrs. Li and Carton is serving as managing member of Alta Advisers.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Li and Carton are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Persons were purchased with the working capital of certain private funds and managed accounts for which Alta Fundamental serves as investment adviser (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,671,289 Shares beneficially owned by the Reporting Persons is approximately $5,861,578, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Alta Advisers has engaged, and intends to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to unlock shareholder value. On November 9, 2023, Alta Advisers delivered a letter to the Board. In the letter, Alta Advisers expressed its concern that, given the Issuer’s lack of existing resources, the Issuer will continue to pursue non-value maximizing options including raising funds through highly dilutive equity issuances and/or exceedingly expensive debt financings to pay for the Issuer’s plans to commercialize its lead product candidate, Etripamil. Alta Advisers believes that this risky and expensive approach to commercializing Etripamil would negatively impact existing shareholders and threaten to undermine the work the Issuer has done in developing Etripamil. Alta Advisers is convinced that the Issuer should explore a sale of the Company or a strategic partnership as the best means to maximize shareholder value and ensure that Etripamil will be able to make a meaningful difference in the lives of patients. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,382,769 Shares outstanding as of August 10, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

A.	Alta Advisers
(a)	Alta Advisers, as the investment adviser to certain private funds and managed accounts, may be deemed to beneficially own the 1,671,289 Shares held by such private funds and managed accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,671,289
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,671,289

(c)	The transactions in the Shares by Alta Advisers on behalf of certain private funds and managed accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Messrs. Li and Carton
(a)	As managing members of Alta Advisers, Messrs. Li and Carton may be deemed to beneficially own the 1,671,289 Shares beneficially owned by Alta Advisers.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,671,289
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,671,289

(c)	Messrs. Li and Carton have not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Alta Advisers on behalf of certain private funds and managed accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 9, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated November 9, 2023.
99.2	Joint Filing Agreement by and among the Reporting Persons, dated November 9, 2023.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2023

ALTA FUNDAMENTAL ADVISERS LLC

By:	/s/ Gilbert Li
	Name:	Gilbert Li
	Title:	Managing Member

/s/ Gilbert Li
GILBERT LI Individually and as attorney-in-fact for Jeremy Carton

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ALTA FUNDAMENTAL ADVISERS LLC
(On Behalf of Certain Private Funds and Managed Accounts)

Purchase of Common Stock	27,400	$2.9319	09/11/2023
Purchase of Common Stock	8,300	$2.9995	09/12/2023
Purchase of Common Stock	50,000	$3.0578	09/15/2023
Purchase of Common Stock	50,000	$3.0462	09/18/2023
Purchase of Common Stock	18,200	$3.0110	09/19/2023
Purchase of Common Stock	21,400	$2.9805	09/21/2023
Purchase of Common Stock	13,228	$2.9993	09/22/2023
Purchase of Common Stock	62,300	$2.9495	09/26/2023
Purchase of Common Stock	6,900	$2.9887	09/27/2023
Purchase of Common Stock	20,500	$3.0701	09/29/2023
Purchase of Common Stock	73,500	$2.9029	10/03/2023
Purchase of Common Stock	54,100	$2.9432	10/04/2023
Purchase of Common Stock	11,100	$3.0724	10/05/2023
Purchase of Common Stock	105,100	$2.9923	10/06/2023
Purchase of Common Stock	50,000	$3.0535	10/10/2023
Purchase of Common Stock	21,100	$2.9947	10/11/2023
Purchase of Common Stock	30,200	$2.9211	10/13/2023
Purchase of Common Stock	25,000	$2.9421	10/16/2023
Purchase of Common Stock	25,000	$2.6812	10/19/2023
Purchase of Common Stock	70,000	$2.4672	10/25/2023
Purchase of Common Stock	30,000	$2.7368	11/06/2023